

Jeff Cuban · 3rd

COO Mark Cuban Companies Entertainment Properties

Dallas, Texas, United States · Contact info

500+ connections

Magnolia Pictuers/AXS TV/HDNet Movies/Landmark Theatres

Experience

COO Mark Cuban Companies Entertainment Properties
Magnolia Pictuers/AXS TV/HDNet Movies/Landmark Theatres
2000 – Present · 22 yrs

Produce, Acquire, Distribute, & Exhibit Film & TV

EVP
The Wagner/Cuban Companies
2000 – Present · 22 yrs